SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           ---------------------------

                          HITOX CORPORATION OF AMERICA
                            (Name of Subject Company)

                             PAULSON ACQUISITION LLC
                               PAULSON RANCH LTD.
                               BERNARD A. PAULSON

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                                    433658101
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                             PAULSON ACQUISITION LLC
                         C/O FOUNDERS EQUITY GROUP, INC.
                              2602 MCKINNEY AVENUE
                                    SUITE 220
                               DALLAS, TEXAS 75204
                                 (214) 871-3000

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                           ---------------------------

                                    Copy to:
                             PATRICK J. DOOLEY, ESQ.
                            VICTORIA A. BAYLIN, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 872-1000
                           ---------------------------

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on March 23, 1999 and amended and supplemented with an Amendment No. 1 filed on April 2, 1999 and an Amendment No. 2 filed on April 8, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by Paulson Acquisition LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 1,000,000 shares of common stock, par value $0.25 per share (the "Shares") of Hitox Corporation of America (the "Company") at a purchase price of $2.50 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 1999 and amended April 2, 1999 and April 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

         The Purchaser is a wholly-owned limited liability company of the Paulson Ranch, Ltd., a Texas limited partnership ("Paulson Ranch"). The general partner of Paulson Ranch is Paulson Ranch Management, L.L.C., a Texas limited liability company. The members of Paulson Ranch Management, L.L.C. are Mr. Bernard A. Paulson and his wife. Mr. Paulson is a director and prior to March 24, 1999 was the acting Chief Executive Officer of the Company. The Purchaser, Paulson Ranch and Mr. Paulson could be deemed to be affiliates of the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 6.         Interest in Securities of the Subject Company.

     Item 6(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented by adding thereto the following:

     The Offer expired at 12:00 midnight, New York City time, on Monday, April 19, 1999. Based on information provided by the Depositary, Founders Equity Group, Inc., approximately 191,074 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including 62,300 Shares which were tendered pursuant to guaranteed delivery procedures. On April 20, 1999, Purchaser accepted for payment all tendered Shares at the Offer Price of $2.50 per Share. As a result, Mr. Paulson may be deemed to beneficially own 233,074 of the outstanding Shares of the Company, or approximately 5% of the issued and outstanding Shares.

Item 10.        Additional Information.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented by incorporating by reference therein the press release issued by Purchaser on April 20, 1999, a copy of which is filed as Exhibit (a) (10) hereto.

Item 11.        Material to be filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended to add the following:

         (a)(10)  Text of Press Release of Purchaser dated April 20, 1999

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1999

                               PAULSON ACQUISITION LLC

                               BY: /S/ BERNARD A. PAULSON
                                   ________________________________
                                   Name:   Bernard A. Paulson
                                   Title:  President and Chief Executive Officer




                                  EXHIBIT INDEX


Exhibit                Description
---------              --------------
(a)(10)                Text of Press Release of Purchaser dated April 20, 1999
































                                        3